Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613
October 4, 2021
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

Re:	GitLab Inc.
Registration Statement on Form S-1
Filed September 17, 2021
File No. 333-259602
Ladies and Gentlemen:
On behalf of GitLab Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 30, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-259602) (the “Registration Statement”) as originally filed by the Company with the Commission on September 17, 2021. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Registration Statement on Form S-1
Dilution, page 68
1.Please supplementally show us how you calculated pro forma net tangible book value of $309.2 million as of July 31, 2021.
The Company acknowledges the Staff’s comment and advises the Staff that it has updated its calculation of pro forma net tangible book value and has provided its revised calculation of pro forma net tangible book value as of July 31, 2021 below.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 4, 2021

(in thousands)

Total assets	$366,378
Minus total liabilities	(191,959)
Minus convertible preferred stock	(424,904)
Minus deferred offering costs within other assets	(1,300)
Minus non-controlling interests	(25,528)
Minus deferred contract acquisition costs	(30,391)
Historical net tangible book value	(307,704)
Plus convertible preferred stock converted to APIC	424,904
Pro forma net tangible book value	$117,200
Consolidated Financial Statements
13. Joint Venture and Spin-off, page F-30
2.We note your disclosure on page F-30 that JiHu has $19.2 million in cash as of July 31, 2021 that can only be used to settle obligations of JiHu. Please tell us how you considered the need to separately account for these amounts as restricted cash within your financial statements. Please refer to Rule 5-02(1) of Regulation S-X, ASC 230-10-50-8, and ASC 210-10-45-4.
The Company respectfully advises the Staff that it considered Rule 5-02(1) of Regulation S-X, ASC 230-10-50-8 and ASC 210-10-45-4. US GAAP does not define restricted cash, but Rule 5-02(1) (reproduced below) requires cash that is ‘restricted as to withdrawal or usage’ to be disclosed separately on the balance sheet:
Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements.
The Company respectfully advises the Staff that it does not view the $19.2 million in cash as of July 31, 2021 in JiHu as restricted cash under the above guidance since such cash is not legally restricted as to withdrawal or usage by JiHu, a legal entity.  The cash of $19.2 million included within the assets of JiHu as of July 31, 2021 is available for use in the current operations of JiHu and is not legally restricted as a compensating balance against any borrowing arrangements or any other contracts entered into with third parties. Accordingly, the Company believes the footnote disclosure rather than a separation on the financial statements is appropriate. The Company respectfully advises the Staff that Note 13 on Page F-30 of the Registration Statement appropriately discloses the restriction that the assets of JiHu can only be used to settle the obligations of JiHu.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 4, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or James Evans at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:	Sytse Sijbrandij, Chief Executive Officer
Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Aman Singh, Esq.
Ryan Mitteness, Esq.